White Knight Resources Ltd.

NEWS RELEASE

Drill Program Planned at Indian Ranch Project, Nevada

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)
July 23, 2004

White Knight Resources Ltd. (the "Company") announces that Placer Dome U.S. Inc. ("Placer Dome") plans to conduct additional drilling on the Company's 75% owned Indian Ranch project located in Eureka County, Nevada. Placer Dome is exploring the property under a binding letter agreement for exploration & development with the Company and it's partner Chapleau Resources (USA) Ltd. In late 2003, and prior to conducting detailed geologic studies, Placer Dome conducted a two-hole, 2,500 ft drill program to meet a work obligation. The holes were drilled at sites previously permitted by the Company and which were not considered high priority targets by Placer Dome. One hole (PIR 03-1A) intersected anomalous gold (4.5m @150 ppb Au) in the Hanson Creek Formation. The second hole (PIR 03-2) did not intersect gold mineralization.

During the past year, Placer Dome has conducted extensive geological, geochemical, and geophysical investigations on the property which lies within the buried southern projection of the Coal Canyon window. As a result of this work, Placer Dome's geologists have made a compelling comparison between the setting of the Lower-plate window at Indian Ranch and that of the Cortez Joint Venture ("CJV"), stating, "The principal stratigraphic, structural and intrusive geologic features recognized in and around this window closely resemble those known within the CJV. These include: the Roberts Mountains Thrust, Lower-plate calcareous lithologies, intrusive bodies with contact metamorphic aureoles, widespread alteration, and a Au-As-Sb-Hg geochemical signature."

Placer Dome management has approved a $250,000, 9,800 feet Phase I drilling program at Indian Ranch. Drilling will commence upon receipt of permits from the Bureau of Land Management.

The Company owns an undivided 75% interest and Chapleau Resources Ltd. owns an undivided 25% interest in the property. Placer Dome may earn a 60% interest by spending US$2,000,000 over a four-year period. Upon vesting its 60% ownership, Placer Dome can elect to earn an additional 15% by financing a feasibility study on the property.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman of the Board

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

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